APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

MetroNome Brewery
Balance Sheet - unaudited
For the period ended June 30, 2021

	Current Period	Prior Period
	30-Jun-21	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ 10,230.42	$ 4,804.09
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	10,230.42	4,804.09
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	3,965.53	2,170.80
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	3,965.53	2,170.80
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 14,195.95	$ 6,974.89
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 2,785.00	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		2,785.00		-
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		11,410.95		6,974.89
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		
Total Equity		11,410.95		6,974.89
TOTAL LIABILITIES & EQUITY	$	**14,195.95**	$	**6,974.89**
Balance Sheet Check		-		-

MetroNOME Brewery
Income Statement - unaudited
For the periods ended June 30, 2021

	Current Period	Prior Period
	30-Jun-21	31-Dec-20
REVENUES		
Sales	$ -	$ -
Other Revenue	9,500.00	6,974.89
TOTAL REVENUES	**9,500.00**	**6,974.89**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	258.85	-
Other Direct Costs	2,624.82	2,170.80
TOTAL COST OF GOODS SOLD	2,883.67	2,170.80
GROSS PROFIT (LOSS)	6,616.33	4,804.09
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	15.99	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	1,000.00	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	1,015.99	-

OPERATING PROFIT (LOSS)	5,600.34	4,804.09
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 5,600.34	$ 4,804.09

MetroNOME Brewery
Statement of Cash Flow - unaudited
For the period ended June 30, 2021

	Current Period	Prior Period
	30-Jun-21	**31-Dec-20**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	9,500	6,975
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	(2,785)	-
Credit Cards Payable	-	-
Total Adjustments	(2,785)	-
Net Cash Flows From Operating Activities	6,715	6,975
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	6,715	6,975
CASH - BEGINNING	6,975	-
CASH - ENDING	13,690	6,975

I, William Eddins, certify that:

1. The financial statements of MetroNOME Brewery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of MetroNOME Brewery LLC has not been included in this Form as MetroNOME Brewery LLC was formed on 10/30/2020 and has not filed a tax return to date.

Signature

Name: William Eddins

Title: Chief Design Officer